UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Viewpoint Corporation
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    92672P108
                                 --------------
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                                 (212) 977-6900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                      Patterson, Belknap, Webb & Tyler LLP
                           1133 Avenue of the Americas
                          New York, New York 10036-6710
                                 (212) 336-2000

                                  July 27, 2005
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672P108
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Clark Estates, Inc.
      13-5524538
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     8,118,725
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            8,118,725
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,118,725
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D

            This Amendment No. 3 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of Amendment No. 2 to Schedule 13D by the Reporting Person on November 12, 2003. The items identified below, or the particular paragraphs of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Effective as of March 26, 2003, Federal Partners, L.P. ("Federal Partners") purchased from the Issuer in a private placement transaction a 4.95% Subordinated Note due 2006 in the principal amount of $3,050,000 (the "Note") with interest payable quarterly and 3,150,002 shares of Common Stock (the "March 2003 Shares") for an aggregate purchase price of $3,050,000 pursuant to a Securities Purchase Agreement (the "March 2003 Purchase Agreement").

            In connection with this private placement, the Issuer agreed pursuant to a Registration Rights Agreement (the "March 2003 Registration Rights Agreement") to file a Registration Statement with the SEC with respect to the March 2003 Shares and certain other shares of Common Stock issued in connection with this private placement.

            Effective as of November 12, 2003, Federal Partners purchased from the Issuer in a private placement transaction an additional 3,125,000 shares of Common Stock (the "November 2003 Shares" and together with the March 2003 Shares, the "Shares") for an aggregate purchase price of $2,500,000 pursuant to a Stock Purchase Agreement (the "November 2003 Stock Purchase Agreement").

            In connection with this private placement, the Issuer agreed pursuant to a Registration Rights Agreement (the "November 2003 Registration Rights Agreement") to file a Registration Statement with the SEC with respect to the November 2003 Shares.

            Effective as of July 27, 2005, Federal Partners purchased from the Issuer in a private placement transaction an additional 1,290,323 shares of Common Stock (the "July 2005 Shares" and together with the "November 2003 Shares" and the March 2003 Shares, the "Shares") for an aggregate purchase price of $2,000,000 pursuant to a Stock Purchase Agreement (the "July 2005 Stock Purchase Agreement").

            In connection with this private placement, the Issuer agreed pursuant to a Registration Rights Agreement (the "July 2005 Registration Rights Agreement") to file a Registration Statement with the SEC with respect to the July 2005 Shares.

            In addition, on July 27, 2005, the Issuer and Federal Partners amended the Note (the "Amended Note") to extend the maturity date from March 31, 2006 to March 31, 2008 in exchange for the payment by the Issuer of $61,000 to Federal Partners.

            Federal Partners is a limited partnership, the general partner of which is Ninth Floor Corporation. The Reporting Person provides management and administrative services to Federal Partners. The purchase price for the Shares and the Note was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) The 8,118,725 shares of Common Stock beneficially owned by the Reporting Person, 7,565,325 of which are held of record by Federal Partners and the remainder of which are held of record by the Reporting Person for the benefit of accounts for which the Reporting Person provides management and administrative services, constitute approximately 14.0% of the outstanding shares of the Common Stock, computed in accordance with the provisions of SEC Rule 13d-3(d)(1) (based upon an aggregate of 57,932,000 outstanding shares of the Common Stock as of April 27, 2005, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Except for the March 2003 Securities Purchase Agreement, the Amended Note, the March 2003 Registration Rights Agreement, the November 2003 Stock Purchase Agreement and the November 2003 Registration Rights Agreement, the July 2005 Stock Purchase Agreement and the July 2005 Registration Rights Agreement neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2005                      THE CLARK ESTATES, INC.


                                         By: /s/ Kevin S. Moore
                                             ----------------------------------
                                             Name:  Kevin S. Moore
                                             Title: President